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SECI 04017513)MMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004
WASH., D.C.
158
SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 49447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. S. Marks + Company, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 West Road, Suite 214
(No. and Street)

Towson	MD	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed Marks 410-494-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smita Patel
(Name – *if individual, state last, first, middle name*)

5951 Cecil Way	Eldersburg	MD	21784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3-23-2004

OATH OR AFFIRMATION

I, Edward S. Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E, S. Marks + Company, Inc., as of Dec. 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward S. Marks
Signature

Fin Op
Title

Notary Public my commission expires August 1, 2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. S. MARKS & COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2003

Smita K. Patel
Certified Public Accountant
5951 Cecil Way
Eldersburg, MD 21784
Ph: 410-790-4808
Fax: 410-781-6055

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Mr. Eugene A. Profit
E.S. MARKS & COMPANY, INC.
8720 Georgia Avenue
Suite 808
Silver Spring, MD 20910

In planning and performing my audit of the financial statements of E.S. Marks & Company, Inc. (Company) for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17-a5(g)(l) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance but not absolute assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Smita K. Patel CPA

Smita K. Patel, CPA
January 23, 2004

CONTENTS

Smita K. Patel
Certified Public Accountant
5951 Cecil Way
Eldersburg, MD 21784
410-790-4808

Independent Auditors' Report

To the Board of Directors and Stockholders of
E. S. Marks & Company, Inc.

I have audited the accompanying balance sheet of **E.S. Marks & Company, Inc.** (a Maryland Corporation) as of December 31, 2003, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on the audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **E. S. Marks & Company, Inc.** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smita K. Patel CPA
Smita K. Patel
Certified Public Accountant

January 23, 2004

E. S. MARKS & COMPANY INC.
Balance Sheet
December 31, 2003

ASSETS

Current Assets	
Prepaid expenses	7,708
Receivable from clearing organization	12,116
Advances and other receivables	4,433
Deferred income tax benefit	31,968
Clearing deposit	15,000
Total Current Assets	71,225
Fixed Assets	
Equipment (Note 1)	2,617
Less Accumulated Depreciation	1,539
Net Fixed Assets	1,078
Total Assets	72,303

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Bank overdraft	1,415
Commissions Payable	9,160
Accrued Expenses	8,887
Total Liabilities	19,462
Shareholders' Equity	
Common Stock	500
Paid in Capital	144,117
Retained Earnings	(91,776)
Total Stockholders' Equity	52,841
Total Liabilities and Retained Earnings	72,303

See accompanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

Statement of Income and Retained Earnings
For the Year Ending December 31, 2003

REVENUES		
Commissions		$ 117,877
Trading profit, net		1,400
Interest		211
EXPENSES		
Advertising	1,255	
Auto Lease (Note 2)	4,086	
Bank Charges	249	
Bond Expense	1,119	
Cancel & Corrections Fee	120	
Clearing Charges	30,140	
Commissions	53,578	
Depreciation	447	
Equipment Lease	13,187	
Insurance	250	
Licenses & Taxes	620	
Membership Dues	2,731	
Management fees	6,296	
Office Expense	1,779	
Internet Fees	2,817	
Outside Services	4,643	
Postage & Delivery	1,155	
Professional Fees	1,850	
Registration Fees	12,175	
Rent (Note 2)	21,960	
Telephone	2,260	
Write Offs	1,200	
Total Expenses		163,917
OTHER INCOME		
Income tax benefit		19,695
Net income (loss)		(24,734)
RETAINED EARNINGS (DEFECIT), BEGINNING		(67,042)
RETAINED EARNINGS (DEFECIT), ENDING		(91,776)

See accompanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

Statement of Cash Flows
For the Period Ending December 31, 2003

Cash Flow from Operating Activities	
Net Income (Loss)	$ (24,734)
Adjustments to reconcile cash flow	
Depreciation	447
Decrease (Increase) in Current Assets	
Commissions Receivable	(12,011)
Prepaid Expenses	1,532
Advances and other receivables	(22,453)
Increase (Decrease) in Current Liabilities	
Commissions Payable	6,004
Other Current Liabilities	6,086
Cash Provided (Used) by Operations	(45,129)
Cash Flow from Investing Activities	
Capital contributions	44,477
Purchase of capital assets	
Cash Flow From Financing Activities	-
Net Increase (Decrease) in Cash	(652)
Cash at Beginning of Period	(763)
Cash (Overdraft) at End of Period	(1,415)

See accommpanying notes and accountant's report

E. S. MARKS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Nature of business:

E. S. MARKS & COMPANY, INC. is an organization registered with the U.S. Securities & Exchange Commission on July 11, 1996, formed to buy and sell securities to the general retail public. The company was incorporated under the laws of the state of Maryland on May 30, 1996. The company receives its income from commissions on transactions processed.

Basis of financial statements:

The financial statements have been prepared on the accrual basis of accounting.

Income Taxes:

Deferred tax assets are recognized for loss carryforwards.

Property and Equipment:

All purchased assets are capitalized and recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives.

Note 2. Commitments:

The company has a rental lease agreement with 110 West Road Associates LP, expiring in April, 2006. Lease expense for 2003 was $21,960.

The company's three year auto lease agreement with Saab Leasing Co., expired in September 2003. Lease expense for 2003 was $4,086.

Note 3. Reserves and Custody of Securities:

The company claims an exemption from filing reserve requirements under SEC Rule 15c3-3. The provisions of this rule are not applicable to the company as outlined in section (k)(2)(ii).

E.S. MARKS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

1		Total ownership equity	$ 52,841
2		Deduct ownership equity not allowable for Net Capital	(31,968)
3		Total ownership equity qualified for Net Capital	20,873
4		Add	
	A	Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B	Other (deductions) or allowable credits (List)	
5		Total capital and allowable subordinated liabilities	
6		Deductions and/or charges	
	A	Total nonallowable assets	11,332
	B	Secured demand note deficiency	
	C	Commodity futures contracts and spot commodities - propnetary capital charges	
	D	Other deductions and/or charges	
7		Other deductions and/or charges	
8		Net Capital before haircuts on securities positions	9,541
9		Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	
	A	Contractual securities commitments	
	B	Subordinated securities borrowings	
	C	Tracing and investment securities	
		1 Exempted securities	
		2 Debt securities	
		3 Options	
		4 Other securities	
	D	Undue Concentration	
	E	Other	
10		Net Capital	9,541 *

* No differences exist between audited and unaudited computation of net capital